

Mail Stop 3720

April 7, 2017

Lori A. Hickok
Chief Financial Officer
Scripps Networks Interactive, Inc.
9721 Sherrill Boulevard
Knoxville, Tennessee 37932

      Re: Scripps Networks Interactive, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2016
                Filed February 24, 2017
                File No. 001-34004

Dear Ms. Hickok:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Terry French for

                Carlos Pacho
                Senior Assistant Chief Accountant
                AD Office 11 – Telecommunications